EXHIBIT 99.1

Caledonia Mining Corporation Plc: Results for the Year ended December 31, 2020 and Notice of a Management Conference Call

ST HELIER, Jersey, March 22, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL) (“Caledonia” or the “Company”) announces its operating and financial results for the year ended December 31, 2020 (the “Year”). Further information on the financial and operating results for the Year and the quarter ended December 31, 2020 (the “Quarter” or “Q4”) can be found in the Management Discussion and Analysis (“MD&A”) and the audited financial statements which are available on the Company’s website and which are filed on SEDAR.

 2020 Financial Highlights

  Gross revenues of $100 million (2019: $75.8 million).
  Gross profit of $46.6 million (2019: $31.1 million) at a gross margin of 47 per cent (2019: 41 per cent).
  EBITDA of $43.3 million (2019: $29.9 million) at a margin of 43 per cent (2019: 39 per cent).
  On-mine cost1 of $744 per ounce (2019: $651 per ounce).
  Normalised all-in sustaining cost1 (i.e. excluding the effect of the export credit incentive and its successor scheme) of $946 per ounce (2019: $820 per ounce).
  Adjusted earnings per share1 of 204 cents (2019: 145 cents).
  Net cash from operating activities of $30.9 million (2019: $18.1 million).
  Net cash and cash equivalents of $19.1 million (2019: $8.9 million). Cash position increased due to a $13 million (gross) equity issue in the third quarter of 2020.
  Total dividend paid of 33.5 cents per share, a 21.8 per cent increase from 2019.

Operating Highlights

  57,899 ounces of gold produced in the Year (2019: 55,182 ounces); record annual production at Blanket Mine.
  Gold recoveries have improved following the completion of the upgrade to the oxygen plant in the Year: gold recovery in the Year was 93.8 per cent (2019: 93.4 per cent).
  Equipping the Central Shaft was completed in November 2020 and commissioning expected in first quarter 2021.
  Increased awareness in safety procedures has led to a 60 per cent reduction in total accidents from 2017 to 2020.
  Entered into option agreements on two properties, Glen Hume and Connemara North, in the Gweru mining district in the Zimbabwe Midlands for the right to explore each property for periods of 15 and 18 months respectively.

Post Year-End Highlights and Outlook

  Quarterly dividend increased by 10 per cent to 11 cents per share in January 2021, a 60 per cent cumulative increase from the level of 6.875 cents since October 2019. This is due to Caledonia’s improved financial and operating performance and the enhanced outlook as the Company approaches the end of the Central Shaft project.
  2021 gold production guidance of between 61,000 – 67,000 ounces.
  Central Shaft commissioning is expected in the first quarter of 2021 after which production is expected to begin to ramp up to approximately 80,000 ounces in 2022.

Conference Call

Management will host a conference call on 25th March to discuss the results for 2020 and the outlook for the Company. The details for this call are set out towards the end of this announcement.

There will also be a Results presentation video with Management that will be available on the Caledonia website at https://www.caledoniamining.com/media/#corpvideos

Steve Curtis, Chief Executive Officer, commented:

“Operationally, the last 12 months have been transformational for the business. Central Shaft has been a five-year project costing approximately $67 million, all funded through internal cash flow and I am delighted that equipping was completed in the period and commissioning is on track to be completed in the first quarter of 2021.

“Production in the Year was 57,899 ounces, which was at the top end of the guidance range and was a new record for annual production. The robust operating performance was supported by a rising gold price and gross profit for the Year was $46.6 million – almost 50 per cent higher than 2019. Gross profit for the Quarter was $14.4 million – almost 27 per cent higher than the comparable quarter. Once Central Shaft is commissioned, we can start to expect further increases in production: guidance for 2021 is a range of 61,000 to 67,000 ounces while from 2022 onwards it is 80,000 ounces – 38 per cent higher than in 2020.

“We also increased the dividend for the fourth time at the start of January to 11 cents a share. This is a 60 per cent cumulative increase from the level of 6.875 cents since October 2019, creating genuine value and returns for our shareholders.

“In trying to minimise the impacts of our operations on the natural environment and in a general drive towards a more sustainable future for our business, Caledonia has entered into a contract to construct a 12MW solar plant at the Blanket Mine. To fund the project, in the third quarter of 2020, the Company issued approximately 600,000 shares to raise $13 million before expenses. The number of shares issued was lower than the 800,000 new shares that the Company had expected to issue, thereby improving the anticipated returns to shareholders from the project. Around 27 per cent of the Mine’s daily electricity demand is expected to be provided by the new solar plant, thereby significantly decreasing our reliance on non-renewable energy sources; it is also expected to yield a modest return to shareholders.

“To further our commitment towards social responsibility, in February 2021, we announced the appointment of Mrs Geralda Wildschutt to serve as a non-executive director with a specific focus on sustainability. Mrs Wildschutt has over 25 years’ experience working in social development and stakeholder management in the fields of social performance, community relations in mining operations, financial services and industry bodies focused on responsible mining.

“In December we announced that we had entered into option agreements on two properties, Glen Hume and Connemara North, in the Gweru mining district in the Zimbabwe Midlands which has historically produced significant quantities of gold. These options give the Company the right to explore each property for periods of 15 and 18 months respectively and acquire the mining claims over them. If our exploration is successful these properties will add further impetus to our growth.

“Despite our operational success, 2020 has been a complicated year globally with the Covid-19 pandemic wreaking havoc throughout the world and disrupting many people’s lives and livelihoods. The Blanket Mine continued to operate throughout the whole period with strict restrictions of movement put in place in and out of the Mine and local community. The measures to combat the coronavirus are constantly reviewed and monitored in line with WHO and government guidelines, and with our priority always being the safety of our people.

“Caledonia’s immediate strategic focus is to complete the Central Shaft project, which is expected to increase production, reduce operating costs and increase the flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future. We will also conduct exploration activities at Glen Hume and Connemara North while evaluating further investment opportunities in the gold and precious metals sector in Zimbabwe and in other jurisdictions, with our long-term vision of becoming a mid-tier, multi-asset gold producer.”

Conference Call Details

A presentation of the 2020 results and outlook for Caledonia is available on Caledonia’s website (www.caledoniamining.com). Management will host a conference call at 3pm GMT on 25th March 2021.

Details for the call are as follows:
Number: +44 (0) 33 0551 0200
Password to quote to the operator: Caledonia Mining

Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, is the Company’s qualified person as defined by Canada’s National Instrument 43-101 and has approved any scientific or technical information contained in this news release.

For further information please contact:

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 800
Camilla Horsfall	Tel: +44 7817 841 793
WH Ireland (Nomad & Broker)
Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh
Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB
Patrick Chidley	Tel: +1 917 991 7701
Paul Durham	Tel: +1 203 940 2538

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the common shares of Caledonia for sale in the United States or elsewhere.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Condensed Consolidated Statement of Profit of Loss and Other Comprehensive Income
	3 months ended		12 months ended
($’000’s)	December 31		December 31
	2019	2020	2018	2019	2020
Revenue	23,433	28,128	68,399	75,826	100,002
Royalty	(1,172)	(1,408)	(3,426)	(3,854)	(5,007)
Production costs	(9,650)	(11,174)	(39,315)	(36,400)	(43,711)
Depreciation	(1,275)	(1,171)	(4,071)	(4,434)	(4,628)
Gross profit	11,336	14,375	21,587	31,138	46,656
Other income	231	29	7,101	2,274	4,765
Other expenses	(184)	(3,488)	(336)	(666)	(5,315)
Administrative expenses	(1,686)	(2,636)	(6,465)	(5,637)	(7,997)
Net foreign exchange gain/(loss)	1,391	(389)	223	29,661	4,305
Cash-settled share-based payment	(283)	(236)	(315)	(689)	(1,413)
Equity-settled share-based payment	-	-	(14)	-	-
Profit on sale of subsidiary	-	-	-	5,409	-
Fair value losses on derivative assets	(277)	(145)	(360)	(601)	(266)
Operating profit	10,528	7,510	21,421	60,889	40,735
Net finance costs	(162)	49	(220)	(198)	(305)
Profit before tax	10,366	7,559	21,201	60,691	40,430
Tax expense	(7,136)	(3,763)	(7,445)	(10,290)	(15,173)
Profit for the period	3,230	3,796	13,756	50,401	25,257

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	402	973	(676)	49	(173)
Reclassification of accumulated exchange differences on the sale of subsidiary	-	-	-	-	-
Reversal of foreign exchange currency translation differences on disposal of subsidiary	-	-	-	(2,109)	-
Total comprehensive income for the period	3,632	4,769	13,080	48,341	25,084

Profit attributable to:
Shareholders of the Company	2,390	2,973	10,766	42,018	20,780
Non-controlling interest	840	823	2,990	8,383	4,477
Profit for the period	3,230	3,796	13,756	50,401	25,257

Total comprehensive income attributable to:
Shareholders of the Company	2,792	3,946	10,090	39,958	20,607
Non-controlling interest	840	823	2,990	8,383	4,477
Total comprehensive income for the period	3,632	4,769	13,080	48,341	25,084

Earnings per share (cents)
Basic	21.5	24.0	98.9	382.0	173.4
Diluted	21.3	23.9	98.9	381.5	173.2
Adjusted earnings per share (cents)[3]
Basic	11.7	74.9	132	145.1	204.2

3 “Adjusted EPS” is a non-IFRS measure. Refer to section 10 of this MD&A for a reconciliation to IFRS EPS.

Summarised Consolidated Statements of Financial Position
($’000’s)	As at	Dec 31	Dec 31	Dec 31
		2018	2019	2020
Total non-current assets		97,525	113,714	133,334
Inventories		9,427	11,092	16,798
Prepayments		866	2,350	1,974
Trade and other receivables		6,392	6,912	4,962
Income tax receivable		-	-	76
Cash and cash equivalents		11,187	9,383	19,092
Derivative financial assets		-	102	1,184
Assets held for sale		296	-	500
Total assets		125,693	143,553	177,920
Total non-current liabilities		34,687	9,486	9,913
Term loan facility – short term portion		-	529	408
Lease liabilities – short term portion		-	112	61
Trade and other payables		10,051	8,348	8,664
Income taxes payable		1,538	163	495
Overdraft		-	490	-
Liabilities associated with assets held for sale		609	-	-
Cash-settled share-based payments – short term portion		-	-	336
Total liabilities		46,885	18,836	19,877
Total equity		78,808	124,717	158,043
Total equity and liabilities		125,693	143,553	177,920

Condensed Consolidated Statement of Cash Flows ($’000’s)
	12 months ended December 31
	2018	2019	2020
Cash flows from operating activities
Cash generated from operations	21,119	23,885	37,967
Net interest paid	(108)	(308)	(349)
Tax paid	(3,344)	(5,517)	(6,656)
Net cash from operating activities	17,667	18,060	30,962

Cash flows used in investing activities
Acquisition of property, plant and equipment	(20,192)	(20,024)	(25,081)
Acquisition of exploration and evaluation assets	-	-	(2,759)
Purchase of derivative financial asset	-	-	(1,058)
Proceeds from disposal of subsidiary	-	1,000	900
Net cash used in investing activities	(20,192)	(19,024)	(27,998)

Cash flows from financing activities
Dividends paid	(3,497)	(3,395)	(4,542)
Repayment of term loan facility	(1,500)	-	(574)
Term loan proceeds	6,000	2,340	-
Term loan – transaction cost	(60)	(46)	-
Shares issued – equity raise	-	-	12,538
Payment of lease liabilities	-	(124)	(118)
Share options exercised	-	-	30
Net cash from/(used in) financing activities	943	(1,225)	7,334

Net (decrease)/increase in cash and cash equivalents	(1,582)	(2,189)	10,298
Effect of exchange rate fluctuations on cash held	13	(105)	(99)
Net cash and cash equivalents at beginning of the period	12,756	11,187	8,893
Net cash and cash equivalents at end of the period	11,187	8,893	19,092

1 Non-IFRS measures such as “On-mine cost per ounce”, “All-in sustaining cost per ounce” and “adjusted EPS” are used throughout this document. Refer to section 10 of the MD&A for a discussion of non-IFRS measures.